Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

October 9, 2013

VIA EDGAR

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           UA Granite Corporation (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed October 9, 2013
File No. 333-189414

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, UA Granite Corporation, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 2, 2013.  Amendment No. 4 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on October 9, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 3 to the Form S-1.

General

Our Company, page 3

1. We note your revised Use of Proceeds disclosure where you have adjusted the amount of expenses required to implement your plan of operations. As such, please tell us whether you continue to believe that $100,000 is the minimum amount required to fund your operations for the next 12 months, and to the extent necessary revise your disclosures accordingly.

Company response:  The Company has changed the text “$100,000” to “$82,693” on pages 3, 6, 17 and 26.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
October 9, 2013

Plan of Operation, page 24

2. Refer to comment five in our September 16, 2013 letter and comment 27 in our July 15, 2013 letter. As noted previously, the narrative disclosure relating to footnotes (1), (2), and (3) to the tabular disclosure on page 25 is missing. Please revise. We note the disclosure under “Use of Proceeds” on page 11.

Company response:  The Company has added the narrative disclosure relating to footnotes (1), (2), and (3) to the tabular disclosure on page 25.

3. Please correct the “Offering Expenses” amount under each column as the $17,307 amount that you list is incorrect. In addition, please revise the amounts of “Proceeds After Offering Expenses” at the very end of your tabular disclosure to reflect the accurate amounts. For example, the offering expenses if 25% of shares are sold in the offering would be $7,693, and the total amount of proceeds after offering expenses would be $17,307.

Company response:  The Company has made the requested revisions to pages 11 and 25.

Establishment of Our Office, page 25

4. Disclosure that you will spend up to $64,000 to set up an office if you sell 100% of the shares in this offering is inconsistent with disclosure in the table on page 25 and elsewhere where you state that you will spend up to $6,000 to set up an office if you sell 100% of the shares in this offering. Please reconcile the disclosures.

Company response:  The Company has changed the text “$64,000” on page 25 to “$6,000.”

Exhibit 23.2

5. Please file an updated consent of your independent registered public accounting firm.

Company response:  The Company has attached an updated consent from its independent registered public accounting firm as Exhibit 23.2 to the Form S-1.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
      Thomas E. Puzzo